GENMAR
                                                                 HOLDINGS, INC.


                                December 8, 1999



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

           Re: Application for Withdrawal of (i) Registration Statement on Form S-1 (No. 333-85447) and (ii) Registration Statement on Form 8-A (No. 000-27651), of Genmar Holdings, Inc.
                  ------------------------------------------------------------

Gentlemen:

           Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act") and Rule 12d2-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), application hereby is made by Genmar Holdings, Inc., a Delaware corporation (the "Company"), to withdraw the following:

           (a) the Registration Statement on Form S-1 (No. 333-85447), filed by the Company with the Securities and Exchange Commission (the "Commission"), together with Amendment No. 1 and all exhibits thereto (the "S-1 Registration Statement"), relating to the proposed initial public offering (the "Offering") of shares of common stock, par value $0.01 per share, of the Company (the "Shares"). None of the Shares covered by the S-1 Registration Statement have been sold by the Company pursuant to the S-1 Registration Statement.

           (b) the Registration Statement on Form 8-A (No. 000-27651), filed by the Company with the Commission, relating to Shares (the "8-A Registration Statement").

           The basis upon which this application for withdrawal is made is as follows:

           The Company is currently engaged in discussions with certain parties which could result in transactions that would have a material impact on the Company. The Company has consequently concluded that it is not in the best



                                              612-339-7600  Fax 612-337-1930
                                              100 South Main Street, Suite 2400
                                              Minneapolis, Minnesota 55402



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Securities and Exchange Commission
December 8, 1999
Page 2


interests of the Company or its stockholders to proceed with the Offering at this time.

           Accordingly, the Company respectfully requests the Commission to (i) grant the application of the Company to have (1) the S-1 Registration Statement withdrawn pursuant to Rule 477 under the Securities Act, and (2) the 8-A Registration Statement withdrawn pursuant to Rule 12d2-2 under the Exchange Act and (ii) issue an appropriate order to be included in each of the files for the S-1 Registration Statement (No. 333-85447) and the 8-A Registration Statement (No. 000-27651) to the effect that the S-1 Registration Statement and the 8-A Registration Statement, respectively, have been "Withdrawn upon the request of the Registrant, the Commission consenting thereto."





                                             Very truly yours,

                                             GENMAR HOLDINGS, Inc.

                                             /s/ Mary P. McConnell
                                             -----------------------------
                                             By: Mary P. McConnell
                                                  General Counsel


cc:   Securities and Exchange Commission
       Mr. Patrick Grosso
      The Nasdaq Stock Market, Inc.
       Ms. Marcia Brown